SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Eagle Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

269796108
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269796108	SCHEDULE 13G/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Trustees of General Electric Pension Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 336,992
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 336,992
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 336,992
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON EP

CUSIP No. 269796108	SCHEDULE 13G/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON GE Asset Management Incorporated, as Investment Manager of GEPT (as defined below) and an Investment Adviser to certain other entities and accounts.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 336,992
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 336,992
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 336,992
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 269796108	SCHEDULE 13G/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON General Electric Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER Disclaimed (see 9 below)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER Disclaimed (see 9 below)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares disclaimed by General Electric Company
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Disclaimed (see 9 above).	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Not Applicable (see 9 above)
12	TYPE OF REPORTING PERSON CO

CUSIP No. 269796108	SCHEDULE 13G/A	Page 5 of 9 Pages

INTRODUCTORY NOTE: This Statement on Schedule 13G/A is filed on behalf of General Electric Company, a New York corporation ("GE"), GE Asset Management Incorporated, a Delaware corporation and a wholly owned subsidiary of GE ("GEAM") and the Trustees of General Electric Pension Trust, a New York common law trust ("GEPT") (collectively, the "Reporting Persons"). GEAM is a registered investment adviser and acts as Investment Manager of GEPT and as Investment Adviser to certain other entities and accounts. GEAM may be deemed to be the beneficial owner of 336,992 shares of Common Stock of Eagle Pharmaceuticals Inc. owned by GEPT. GEAM and GEPT each expressly disclaim that they are members of a "group." GE disclaims beneficial ownership of all shares and expressly disclaims that it is a member of a "group."

Item 1(a).	NAME OF ISSUER

The name of the issuer is Eagle Pharmaceuticals’ Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 50 Tice Boulevard, Suite 315, Woodcliff Lake, NJ 07677.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

(i) Trustees of General Electric Pension Trust (see Schedule I);

(ii) GE Asset Management Incorporated as Investment Manager of GEPT and as Investment Adviser to certain entities and account; and

(iii) General Electric Company.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the principal offices of GEPT and GEAM is 1600 Summer Street, Stamford, Connecticut 06904. The address of the principal offices of GE is 3135 Easton Turnpike, Fairfield, Connecticut 06828.

Item 2(c).	CITIZENSHIP

Trustees of General Electric Pension Trust is a New York common law trust. GE Asset Management Incorporated is a Delaware corporation. General Electric Company is a New York corporation

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.001 per share (the "Common Stock").

CUSIP No. 269796108	SCHEDULE 13G/A	Page 6 of 9 Pages

Item 2(e).	CUSIP NUMBER

269796108

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☒	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☒	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _______________________________________

Item 4.	OWNERSHIP

CUSIP No. 269796108	SCHEDULE 13G/A	Page 7 of 9 Pages

A. Trustees of General Electric Pension Trust

(a) Amount beneficially owned: 336,992

(b) Percent of class: 2.2% The percentages used herein and in the rest of Item 4 are calculated based upon the 15,589,844 shares of Common Stock issued and outstanding as of November 10, 2015 as reported by the Company in the Form 10-Q filed by the Company on November 12, 2015.

(c) (i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 336,992

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 936,992

B. GE Asset Management Incorporated

(a) Amount beneficially owned: 336,992

(b) Percent of class: 2.2%

(c) (i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 336,992

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 336,992

C. General Electric Company

(a) Amount beneficially owned: Disclaimed

(b) Percent of class: Disclaimed

(c) (i) Sole power to vote or direct the vote: None

(ii) Shared power to vote or direct the vote: Disclaimed

(iii) Sole power to dispose or direct the disposition: None

(iv) Shared power to dispose or direct the disposition: Disclaimed

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Introductory Note above.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 269796108	SCHEDULE 13G/A	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 16, 2016

GENERAL ELECTRIC PENSION TRUST

By: GE Asset Management Incorporated, its Investment Manager

By:_______________________________________
Name: Michael M. Pastore
Title: Senior Vice President - Deputy General
Counsel & Assistant Secretary

GE ASSET MANAGEMENT INCORPORATED

By:_______________________________________
Name: Michael M. Pastore
Title: Senior Vice President - Deputy General
Counsel & Assistant Secretary

GENERAL ELECTRIC COMPANY

By:___________________________
Name: Dmitri A. Stockton
Title: Senior Vice President

CUSIP No. 269796108	SCHEDULE 13G/A	Page 9 of 9 Pages

Schedule I

TRUSTEES OF GENERAL ELECTRIC PENSION TRUST

1600 Summer Street

Stamford, Connecticut 06904

The names of the Trustees of General Electric Pension Trust are as follows:

Dmitri A. Stockton

George A. Bicher

Paul M. Colonna

Gregory B. Hartch

Ralph R. Layman

Matthew J. Simpson

Donald W. Torey

David W. Wiederecht

Matt Zakrzewski